FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

Commission File Number:     0-15276

For the month of:         May, 2005

CLEARLY CANADIAN BEVERAGE CORPORATION
(Translation of registrant’s name into English)

2489 Bellevue Avenue, West Vancouver, British Columbia. Canada V7V 1E1
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated this 31st day of May, 2005.

CLEARLY CANADIAN BEVERAGE CORPORATION (Registrant)

By: (Signed) "Bruce E. Morley" Bruce E. Morley, Chief Legal Officer

EXHIBIT INDEX

1	Clearly Canadian 1st Quarter Report

2	Form 52-109FT2 – Certification of Interim Filings During Transition Period Executed by Chief Executive Officer

3	Form 52-109FT2 – Certification of Interim Filings During Transition Period Executed by Chief Financial Officer

EXHIBIT 1

clearly canadian beverage corporation
 1st quarter report

May 26, 2005

MANAGEMENT DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS
(ALL FIGURES BELOW AND IN THE ATTACHED SCHEDULES ARE STATED IN U.S. DOLLARS)

The accompanying unaudited interim consolidated financial statements of the Company have been prepared by and are the responsibility of the Company’s management. The Company’s independent auditor has not performed a review of the Company’s unaudited interim consolidated financial statements as at and for the three months ended March 31, 2005.

The following discussion addresses the operating results and financial condition of Clearly Canadian for the three months ended March 31, 2005. This discussion and analysis is qualified in its entirety by reference to and should be read in conjunction with the Company’s audited financial statements for the year ended December 31, 2004 and the related notes thereto, as well as the reference to forward-looking statements within this report. All results in this report are presented in US dollars, unless otherwise indicated.

Operating Results

Net loss from operations for the three months ended March 31, 2005 was $881,000 or $0.85 per share (per share figures have been adjusted to reflect the 10:1 consolidation which was completed subsequent to the quarter end) on a basic and diluted basis on sales revenues of $1,728,000, compared to a loss of $497,000 or $0.71 per share on a basic and diluted basis on sales revenues of $2,934,000 for the three months ended March 31, 2004. Operating loss (Gross Profit less Selling, General and Administrative expenses) for the three months ended March 31, 2005 was $738,000 or $0.71 per share compared to $430,000 or $0.61 per share for the three months ended March 31, 2004. The Company attributes the decline in sales to working capital constraints that prevented the Company from providing more funding for field marketing activities and sales drives in the first quarter.

In the first quarter, the Company completed certain additional debt and equity financing that facilitated some of the Company’s more immediate working capital needs. However, in order to successfully and effectively complete the implementation of the Company’s corporate restructuring plan, significant additional funding was necessary. Subsequent to the first quarter ending, Clearly Canadian held its annual and special general meeting on April 29, 2005 and presented a corporate restructuring and financing plan to shareholders. The resolutions put forth at the meeting were favourably passed by the shareholders and, in light of such shareholder approval, the Company is now proceeding with matters related to completing its transactions involving BG Capital Group Ltd. and Standard Securities Corporation (see the section titled Subsequent Events in this management discussion for more details on these transactions).

Clearly Canadian continued to focus on achieving improved distribution and availability for its beverage products in specific markets in the first quarter. The Company gained an authorization for sale in over 300 Albertsons stores in California and Nevada and increased its points of distribution in the key Florida and Georgia selling regions. Essential to executing the Company’s plan for 2005 is the strengthening of its field sales team and the addition of a “Market Specialist” role. The Market Specialist position is one with a singular deliverable mandate…to increase availability in the all-other-market segment. This segment, is for the most part, comprised of non-chain affiliated accounts, and offers the strategic imperative of “cooler door” availability. In the first quarter, the Company began the process of recruiting Market Specialists for placement in key cities throughout the United States.

Selling, general and administrative expenses were $1,274,000 for the first quarter ended March 31, 2005 compared to $1,303,000 for the same period in 2004. The Company is continuing to closely control its spending in many areas of selling, general and administrative expenses.

Gross profit margins from operations were 31.0% for the three months ended March 31, 2005 compared with 29.8% for the corresponding period in 2004. This represents gross profit of $536,000 for the three months ended March 31, 2005 compared to $873,000 for the corresponding period in 2004. The increase in gross profit margin in 2005 is attributable for the most part to a change in the Company’s sales mix, with a higher percentage of total sales being from its private label and oxygenated water segments (as compared to the first quarter of 2004, which included sales from its Reebok brands during its sell off period with lower gross profit margins).

clearly canadian beverage corporation
 1st quarter report

Selected Annual Information

($ in thousands, except per share data)

	Year Ended December 31, 2004	Year Ended December 31, 2003	Year Ended December 31, 2002

Total revenue	11,586	13,270	20,205
Net loss before extraordinary items (1)	2,829	2,941	2,756
Basic and diluted loss per share before extraordinary items (2)	3.60	4.30	4.10
Net loss	5,086	3,713	5,383
Basic and diluted loss per share (2)	6.60	5.50	5.40
Total assets	4,181	7,356	10,647
Long term debt	1,957	1,799	1,112
Total liabilities	7,696	6,231	5,924

(1)	Extraordinary items include the writedown of property, plant and equipment, and the writedown of distribution rights.
(2)	Per share figures have been adjusted to reflect the 10:1 consolidation which was completed subsequent to the quarter end.

The following is a summary of quarterly results of the Company for the eight most recently completed financial quarters ended March 31, 2005.

Amounts in Accordance with Canadian GAAP (unaudited) ($ in thousands, except per share data)	2005 31-Mar	2004 31-Dec	2004 31-Sep	2004 31-Jun	2004 31-Mar	2003 31-Dec	2003 31-Sep	2003 31-Jun

Sales	1,728	2,248	3,273	3,131	2,934	2,382	3,849	3,914
Cost of sales	1,192	1,603	2,183	2,201	2,061	2,050	2,931	2,728

Gross profit	536	645	1,090	930	873	332	918	1,186
Selling, general and administrative
expenses	1,274	1,395	1,376	1,513	1,303	8461	1,536	1,728
Amortization of property, plant and
equipment	32	34	33	32	31	65	71	80
Royalty	(26)	(133)	--	--	--	(119)	--	(17)
Interest expense	64	83	55	58	30	41	41	35

Other, gains, losses and write-downs	73	2,417	271	120	6	1,126	51	37

Net loss	(881)	(3,151)	(645)	(793)	(497)	(1,627)	(781)	(677)

Net loss per share post consolidated2	(0.81)	(3.44)	(0.86)	(1.06)	(0.71)	(2.39)	(1.15)	(1.00)

Weighted average post consolidated	1,035,835	814,767	749,589	745,569	699,151	679,568	679,568	679,568
shares outstanding

1	Includes a recovery of an accrual recorded in a prior year in the amount of $387,000.
2	Per share figures have been adjusted to reflect the 10:1 consolidation which was completed subsequent to the quarter end.

Liquidity and Capital Resources

At March 31, 2005 the Company has a working capital deficit of $5,071,000, compared to a working capital deficit of $4,370,000 at December 31, 2004. The Company has bank indebtedness of $522,000 at March 31, 2005, compared to bank indebtedness of $272,000 at December 31, 2004. Net cash used in operating activities was $1,639,000 consisting of operating losses for the year and changes in the non-cash working capital balances. Net cash provided by financing activities was $1,623,000, which consisted of proceeds from short term debt of $1,277,000, the issuance of capital stock of $97,000, and an increase in bank indebtedness of $250,000. Net cash used in investing activities was nil for the period.

The Company’s total contractual obligations at March 31, 2005 were $8,166,000 and are comprised of various types of debt instruments, including an operating line of credit, short term loans, promissory notes, convertible debentures, mortgages and operating leases.

clearly canadian beverage corporation
 1st quarter report

The following table is a summary of the Company’s contractual obligations as at March 31, 2005:

		12 months ending:
Contractual Obligations ($ in thousands, except per share data)	Total	March 31 2006	March 31 2007	March 31 2008	March 31 2009	March 31 2010	March 31 2011 and thereafter

Operating line of credit	522	522	--	--	--	--	--
Letters of credit	84	84	--	--	--	--	--
Short term loans	2,540	2,540	--	--	--	--	--
Long term debt	1,955	--	1,955	--	--	--	--
Operating leases (office equipment and
premises)	295	170	79	14	14	14	4
Consulting contracts	2,770	554	554	554	554	554	--

Total Contractual obligations	8,166	3,870	2,588	568	568	568	4

Related Party Transactions

In the ordinary course of business, the Company enters into transactions with related parties. All related party transactions are recorded at their exchange amounts.

During the three months ended March 31, 2005, the Company paid $55,000 for the lease of its office premises to a limited partnership in which certain directors of the Company and a company with common directors own limited partnership interests

As at March 31, 2005 included in short term debt is CA$729,000 owing to certain directors of the Company. A personal letter of credit in the amount of CA$101,000 (US$84,000) has been pledged by certain directors of the Company.

Changes in Accounting Policies

Stock-based compensation

Effective January 1, 2004, the Company adopted the new provisions of the CICA Handbook Section 3870 on “Stock-Based Compensation and Other Stock-Based Payments”, which now requires companies to adopt the fair value based method for all stock-based awards granted on or after January 1, 2002. As a result, the Company is required to expense stock options issued to employees and directors. Previously, the Company was only required to disclose the pro forma effect of stock options issued to employees and directors in the notes to the financial statements.

The Company has applied the new provisions retroactively by a charge to retained earnings and a corresponding increase to contributed surplus in the amount of $523,000 on January 1, 2004 with respect to employee stock options granted in 2003 and 2002.

If the Company had applied the fair value method of accounting for employee stock options in the year 2003, the Company would have recorded a compensation expense in respect of employee stock options granted and repriced during the period in which they occurred and the Company’s net loss and loss per share would have been as indicated in the pro forma amounts below:

clearly canadian beverage corporation
 1st quarter report

Amounts in Accordance with Canadian GAAP (unaudited) ($ in thousands, except per share data)	2005 31-Mar	2004 31-Dec	2004 31-Sep	2004 31-Jun	2004 31-Mar	2003 31-Dec	2003 31-Sep	2003 31-June

Net loss before stock-based	(881)	(3,151)	(645)	(793)	(497)	(1,627)	(781)	(677)
compensation
Stock-based compensation	--	--	--	--	--	--	(6)	(111)

Pro forma loss for the year	(881)	(3,151)	(645)	(793)	(497)	(1,627)	(787)	(788)

Net loss per share	(0.81)	(3.44)	(0.86)	(1.06)	(0.71)	(2.39)	(1.15)	(1.00)

Weighted average shares outstanding	1,035,835	814,767	749,589	745,569	699,151	679,568	679,568	679,568

Fresh Start Accounting

In connection with the Company’s recent corporate restructuring and related transactions, the Company intends to account for the financial reorganization (fresh start accounting) in accordance with Canadian generally accepted accounting principles.

In so doing, one of the related adjustments may be the reclassification of the accumulated deficit to the date of the financial reorganization against share capital.

Critical Accounting Estimates

Going concern

The accompanying financial statements have been prepared using Canadian generally accepted accounting principles applicable to a going concern.

While these accompanying financial statements have been prepared on the assumption that the Company is a going concern and will be able to realize its assets and discharge its liabilities in the normal course of business, certain events and conditions cast substantial doubt on this assumption. The Company had a loss of $881,000 for the three months ended March 31, 2005, a working capital deficit of $5,071,000, an accumulated deficit of $62,770,000 and a shareholders’ deficiency of $4,286,000 at March 31, 2005. Operations for the three months ended March 31, 2005 have been funded primarily from the issuance of capital stock of $97,000, the net proceeds of short-term debt financing of $1,277,000 and the continued support of creditors.

Management has continued to take steps to try to improve the Company’s financial results and cash flows. These steps include listing for sale its land and water rights in Formosa, Ontario. Subsequent to March 31, 2005, the Company raised an additional US$5,000,000 of equity financing to fund working capital requirements (see Note 11, Subsequent Events). Nonetheless, the Company may need to seek additional sources of debt and/or equity financing in the future to fund its operations and working capital requirements.

These financial statements do not reflect adjustments to the carrying value of assets and liabilities, the reported revenues and expenses and balance sheet classifications used that would be necessary if the going concern assumption were not appropriate. Such adjustments could be material.

Distribution rights

Costs associated with the acquisition of certain territorial rights to distribute beverage products have been recorded as distribution rights and until January 1, 2002 were amortized on a straight-line basis over a 10-year period. Effective January 1, 2002, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants (CICA) with regard to intangible assets. Under the new recommendations, which can only be applied prospectively, the distribution rights were determined to have an indefinite life. Therefore, they are not amortized, but are tested for impairment in value at least annually, or more frequently if events or changes in circumstances indicate that there might be an impairment, taking into account the ability to recover the carrying value portion from expected future operating cash flows on a discounted basis. The Company also considers projected future operating clearly canadian beverage corporation
 1st quarter report

results, trends and other such circumstances in making such evaluations. A provision is recorded for any impairment in the carrying value when such a determination is made.

The Company undertook its annual review of the carrying value of distribution rights and determined that the value of the distribution rights was impaired. As a result, the Company has recorded a charge of $1,536,000 in its year ended December 31, 2004 audited financial statements.

Financial instruments

a)     Fair value of financial instruments
The fair value of cash and cash equivalents, accounts receivable, bank indebtedness, and accounts payable and accrued liabilities corresponds to their carrying value due to their short-term nature. The carrying value of long-term debt approximates its fair value based upon the discount rates applied.

b)     Concentration of credit risk
The Company grants credit to its customers in the normal course of business. Credit valuations are performed on a regular basis and the financial statements take into account an allowance for bad debts. At March 31, 2005, two customers represented 24% (two customers in December 31, 2004 represented 32%) of total accounts receivable.

c)     Interest rate risk
The Company’s short term bank credit facility bears interest at U.S. prime plus 4%. The long term debt bears interest at a fixed rate, as disclosed in the notes to these financial statements. The Company does not use derivative instruments to manage its exposure to interest rate risk.

d)     Foreign exchange rate risk
The majority of the Company’s revenues are earned and production costs incurred in the United States. However, certain selling, general and administration costs are incurred in Canada and the Company is therefore subject to risk due to fluctuations in exchange rates. The Company does not use derivative instruments to manage its exposure to foreign exchange rate risk.

Use of estimates

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the dates of the financial statements, and the reported amounts of revenues and expenses during the reporting periods. Significant areas requiring the use of management estimates relate to the assessment of the carrying value of land, buildings and water sources ($1.9 million). Actual results could differ materially from those estimates.

Legal Proceedings

Dispute with Ralph Moyal

In April 1997, a claim was filed in the Ontario Supreme Court against the Company, the Company’s Ontario subsidiary, Blue Mountain Springs Ltd. (Blue Mountain), and Gerry McGrath. The plaintiff, Ralph Moyal (Moyal), is seeking various declaratory relief relating to his claim of entitlement to shares in Blue Mountain and certain property interests owned by Blue Mountain. The Company is defending the action on the basis that it was not involved in, nor did it have any knowledge of, the events upon which Moyal makes his claim of entitlement to an interest in Blue Mountain or its properties, and on the basis that it is a bona fide purchaser for value of the shares in Blue Mountain without notice of knowledge of any defect or deficiency in title thereto. The trial of these claims was previously scheduled to be heard in April 2005, however, in March 2005 Moyal obtained an adjournment of the trial to a date which has yet to be set, although it is anticipated that the trial will be rescheduled for the Fall of 2006 or the Spring of 2007. Based on the indemnity and set off rights that the Company has against the parties that sold it the shares of Blue Mountain, the Company believes that no accrual is required. To December 31, 2004, the Company had incurred approximately CA$963,000 (US$803,000) in legal fees in relation to this matter which the Company expects to be able to apply towards any amounts due to the vendors of Blue Mountain. The legal fees have been expensed in the periods in which they were incurred.

clearly canadian beverage corporation
 1st quarter report

Dispute with D. Bruce Horton and Continental Consulting Ltd.

In August 1999, a claim was filed against the Company in the Supreme Court of British Columbia by D. Bruce Horton and his company, Continental Consulting Ltd. (Continental). Mr. Horton is claiming compensation from the Company for allegedly constructively dismissing him as an officer of the Company. Continental is claiming compensation from the Company alleging that the Company terminated its management agreement without cause. Mr. Horton and Continental are claiming an aggregate of CA$2.4 million plus interest and costs. The Company does not accept Mr. Horton’s and Continental’s allegations, and has filed statements of defence and has further filed counterclaims against Mr. Horton and Continental for monies owed and damages. The Company has made an accrual based on its expected costs.

Ordinary course business proceedings

The Company is subject to various legal proceedings and claims that arise in the ordinary course of business. Management is of the opinion that such claims will not have a material adverse effect on the Company’s future operations or financial position.

Stock Exchange

On February 17, 2005, the Company’s common shares were listed and began trading on the Canadian Trading and Quotation System Inc. (CNQ) under the trading symbol “CCBC”. Concurrently, the Company voluntarily delisted its shares from the Toronto Stock Exchange (TSX). The TSX had previously advised the Company that it was not meeting the TSX’s continued listing requirements. In connection with the Company’s recent corporate reorganization and refinancing, the Company voluntarily delisted its shares from the CNQ effective May 6, 2005. The shares of the Company also trade in the United States on the OTC Bulletin Board under the trading symbol “CCBEF”.

Subsequent Events

a)	Clearly Canadian held its annual and special general meeting of shareholders on April 29,2005 in Vancouver, Canada. The Company subsequently reported that all of the resolutions put forth at the meeting were favourably passed by the shareholders. In light of such shareholder approvals, the Company has proceeded with matters related to its corporate restructuring, which involve the following key components:

i)	the consolidation of the Company’s common share capital on a ten old for one new share basis (effective May 2, 2005);

ii)	the conversion of the US$1,000,000 loan from BG Capital Group Ltd. (“BG Capital”) into preferred shares and the subscription by BG Capital for an additional US$1,000,000 of preferred shares (completed as of May 5, 2005);

iii)	the reduction of the size of the Company’s board of directors from eight to five directors, with the appointment of three nominees of BG Capital (effective May 5, 2005); and

iv)	a brokered private placement of US$1,010,000 of post-consolidated common shares of the Company at a price of US$1.00 per share with Standard Securities Capital Corporation (completed as of May 16, 2005) and a non-brokered private placement of $2,065,000 of post-consolidated commons shares of the Company at a price of US$1.00 per share (completed as of May 25,2005).

(b)	On May 4, 2005, the Company reported that it had received confirmation that NASDAQ had processed the necessary documentation in connection with the Company’s reverse split (consolidation) on a ten (10) old for one (1) new share basis. Accordingly, effective May 5, 2005, the shares of the Company began trading on OTC Bulletin Board on a post-consolidated basis under the new trading symbol of CCBEF.

(c)	The Company’s voluntary de-listing from the CNQ became effective as of the close of business on May 6, 2005.

clearly canadian beverage corporation
 1st quarter report

Outlook

Having completed its recent corporate restructuring and financing, Clearly Canadian’s management believes that its recent steps and plans should place Clearly Canadian on a more solid foundation to move forward as a competitive player in the alternative beverage industry.

With the recent financing in place, the Company intends to move forward with its strategic regional marketing and sales programs and to build its inventory base to support the Company’s more aggressive selling efforts. In the second quarter, the Company intends to concentrate on expanding availability of brand Clearly Canadian by working closely with its distributor network in a collaborative effort to develop additional focus on the brand and open new accounts. These efforts will be complemented by the hiring of Area Market Specialists in key selling regions across the United States. The Area Market Specialist role is to increase distribution of brand Clearly Canadian and to provide brand building support at the selling level within the Company’s distribution network in an effort to promote increased sell through and sales volume.

Going forward in 2005 and beyond, the Company is also exploring opportunities to further develop it private label business and other programs and initiatives that are expected to provide incremental sales to the Company’s overall performance.

Corporate Governance

Clearly Canadian believes that quality corporate governance is essential to ensuring effective management of our Company. Clearly Canadian’s corporate governance policy is substantially aligned with the guidelines set out in the report of The Toronto Stock Exchange Committee on Corporate Governance in Canada.

Cautionary Statements

Statements herein that are not historical facts are forward-looking statements that are subject to risks and uncertainties. Words such as “expects”, “intends”, “may”, “could”, “should”, “anticipates”, “likely”, “believes” and words of similar import also identify forward-looking statements. Forward-looking statements are based on current facts and analyses and other information that are based on forecasts of future results, estimates of amounts not yet determined and assumptions of management, including, but not limited to, the Company’s ability to raise additional debt and/or equity financing to fund operations and working capital requirements, the Company’s analysis of its current and future sales and sales trends, its product distribution systems, and changes thereto, and the Company’s expectations regarding the effects of its restructuring efforts, and its production distribution, promotional and marketing activities and the potential benefits of such changes, efforts and activities on its results of operations in future periods. Actual results may differ materially from those currently anticipated due to a number of factors including, but not limited to, general economic conditions, changing beverage consumption trends of consumers, the Company’s ability to generate sufficient cash flows to support general operating activities and capital expansion plans, competition, pricing and availability of raw materials, the Company’s ability to maintain the current and future retail listings for its beverage products and to maintain favourable supply, production and distribution arrangements, laws and regulations and changes thereto that may affect the way the Company’s products are manufactured, distributed and sold and other factors beyond the reasonable control of the Company. Additional information on factors that may affect the business and financial results of the Company can be found in filings of the Company with the U.S. Securities and Exchange Commission and with the British Columbia and Ontario Securities Commissions.

clearly canadian beverage corporation
 1st quarter report

Consolidated Balance Sheets
As at March 31, 2005 and December 31, 2004

(in thousands of United States dollars, except where indicated)

	Unaudited March 31 2005 $	December 31 2004 $

Assets

Current assets
Cash and equivalents	75	78
Accounts receivable	1,043	600
Inventories	700	524
Prepaid expenses, deposits and other assets	179	167

	1,997	1,369

Long-term investments	29	29

Assets held for sale (note 4)	413	415

Property, plant and equipment (note 4)	2,209	2,252

Prepaid contracts (note 9)	89	116

	4,737	4,181

Liabilities

Current liabilities
Bank indebtedness (note 4)	522	272
Accounts payable and accrued liabilities	3,956	4,150
Customer deposits	50	69
Short term debt (note 4)	2,540	1,248

	7,068	5,739

Long-term debt (note 4)	1,955	1,957

	9,023	7,696

Shareholders' Deficiency

Capital stock (pre consolidated number of shares)
Authorized
200,000,000 common shares without par value
10,000,000 preferred shares with a par value of CA$1 each
Issued (note 5)
10,803,682 (2004 - 10,338,682) common shares without par value
Outstanding (note 5)
10,430,682 (2004 - 9,965,682) common shares without par value	58,687	58,590
Warrants (note 5)
815,000 (2004 - 815,000)	165	165
Options (note 5)
1,694,336 (2004 - 1,694,336)	36	36

Equity component of convertible debenture	26	26
Contributed surplus (note 5)	810	810
Cumulative translation adjustment (note 10)	(1,240)	(1,253)
Deficit	(62,770)	(61,889)

	(4,286)	(3,515)

	4,737	4,181

Subsequent event (note 11) Going concern (note 1)

Approved by the Board of Directors

Director Signed "Douglas L. Mason"	Director Signed "Bruce E. Morley"

clearly canadian beverage corporation
 1st quarter report

Consolidated Statement of Operations
For the three months ended March 31, 2005 and 2004

(in thousands of United States dollars, except where indicated)

	Unaudited March 31 2005 $	Unaudited March 31 2004 $

Sales	1,728	2,934

Cost of sales	1,192	2,061

Gross profit	536	873

Expenses
General and administrative expenses	632	608
Selling expenses	642	695
Amortization of property, plant and equipment	32	31
Other expense	27	6
Financing costs	46	--
Interest on short-term debt	50	17
Interest on long-term debt	14	13
Royalty revenue	(26)	--

	1,417	1,370

Loss before income taxes	(881)	(497)

Provision for income taxes	--	--

Loss for the period	(881)	(497)

Deficit - Beginning of period	(61,889)	(56,280)

Prior period adjustments (note 3)
Adoption of new accounting standards	--	(523)

Deficit - End of period	(62,770)	(57,300)

Basic and diluted (loss) earnings per share (post
consolidated)	(0.85)	(0.71)

Weighted average shares outstanding (post
consolidated) (note 5)	1,035,835	699,151

clearly canadian beverage corporation
 1st quarter report

Consolidated Statement of Cash Flows
For the three months ended March 31, 2005 and 2004

(in thousands of United States dollars, except where indicated)

	Unaudited March 31 2005 $	Unaudited March 31 2004 $

Cash flows from operating activities
(Loss) earnings for the period	(881)	(497)
Items not involving cash (note 6 (a))	59	66

	(822)	(431)

Changes in non-cash working capital balances related to
operations (note 6 (b))	(817)	(423)

	(1,639)	(854)

Cash flows from investing activities
Proceeds on sale of investments	--	85
Purchase of property, plant and equipment	--	(35)

	--	50

Cash flows from financing activities
Increase in bank indebtedness	250	199
Proceeds on short term debt	1,277	643
Repayment of short-term debt	(1)	(1)
Proceeds from issuance of capital stock and warrants	97	--

	1,623	841

Effect of exchange rates on cash and cash equivalents	13	(19)

Increase in cash and cash equivalents	(3)	18

Cash and cash equivalents - Beginning of period	78	127

Cash and cash equivalents - End of period	75	145

Supplementary cash flow information (note 6(c))

clearly canadian beverage corporation
 1st quarter report

1	Going concern

The accompanying financial statements have been prepared using Canadian generally accepted accounting principles applicable to a going concern.

While these accompanying financial statements have been prepared on the assumption that the Company is a going concern and will be able to realize its assets and discharge its liabilities in the normal course of business, certain events and conditions cast substantial doubt on this assumption.

The Company had a loss of $881,000 for the three months ended March 31, 2005 and a working capital deficit of $5,071,000, an accumulated deficit of $62,770,000 and a shareholders’ deficiency of $4,286,000 at March 31, 2005. Operations for the three months ended March 31, 2005 have been funded primarily from the issuance of capital stock of $97,000, the net proceeds of short-term debt financing of $1,277,000 and the continued support of creditors.

Management has continued to take steps to try to improve the Company’s financial results and cash flows. These steps include listing for sale its land and water rights in Formosa, Ontario. Subsequent to March 31, 2005, the Company raised an additional US$5,000,000 of equity financing (note 20) to fund working capital requirements. Nonetheless, the Company may need to seek additional sources of debt and/or equity financing in the future to fund its operations and working capital requirements.

These financial statements do not reflect adjustments to the carrying value of assets and liabilities, the reported revenues and expenses and balance sheet classifications used that would be necessary if the going concern assumption were not appropriate. Such adjustments could be material.

2	Basis of Presentation

The interim period consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles. All financial summaries included are presented on a comparative and consistent basis showing the figures for the corresponding period in the preceding year. The preparation of financial data is based on accounting principles and practices consistent with those used in the preparation of annual consolidated financial statements. Certain information and footnote disclosure normally included in consolidated financial statements prepared in accordance with generally accepted accounting principles has been condensed or omitted. These interim period statements should be read together with the audited consolidated financial statements and the accompanying notes included in the Company’s latest annual filing. In the opinion of the Company, its unaudited interim consolidated financial statements contain all adjustments necessary in order to present a fair statement of the results of the interim periods presented.

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the dates of the financial statements, and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from management’s best estimates as additional information becomes available in the future.

3	Changed in Accounting Policies

Stock-based compensation

Effective January 1, 2004, the Company adopted the new provisions of the CICA Handbook Section 3870 on “Stock-Based Compensation and Other Stock-Based Payments”, which now requires companies to adopt the fair value based method for all stock-based awards granted on or after January 1, 2002. As a result, the Company is required to expense stock options issued to employees and directors. Previously, the Company was only required to disclose the pro forma effect of stock options issued to employees and directors in the notes to the financial statements.

clearly canadian beverage corporation
 1st quarter report

The Company has applied the new provisions retroactively by a charge to retained earnings and a corresponding increase to contributed surplus in the amount of $523,000 on January 1, 2004 with respect to employee stock options granted in 2003 and 2002.

4	Balance sheet components

Property, plant and equipment

March 31, 2005

	Cost $	Accumulated amortization $	Writedown $	Net $
Land and water sources	1,562	--	--	1,562
Buildings	1,278	929	--	349
Equipment	1,056	857	--	199
Leasehold improvements	152	53	--	99

	4,048	1,839	--	2,209
Held for sale
Land and water sources	413	--	--	413

	4,461	1,839	--	2,622

December 31, 2004

	Cost $	Accumulated amortization $	Writedown $	Net $
Land and water sources	2,291	--	721	1,570
Buildings	1,285	923	--	362
Equipment	1,109	892	--	217
Leasehold improvements	153	50	--	103

	4,838	1,865	721	2,252
Held for sale
Land and water sources	415	--	--	415

	5,253	1,865	721	2,667

Bank indebtedness

The Company’s subsidiary, CC Beverage (US) Corporation (CC Beverage), has an operating line of credit available with a United States bank, which bears interest at U.S. prime rate plus 4% with a 12-month term ending August 24, 2005 and is collateralized by a first lien on all accounts receivable and inventories of CC Beverage. CC Beverage can borrow up to the lesser of $1,000,000 and 80% of trade accounts receivable outstanding less than 60 days (as at March 31, 2005 — $670,000, December 31, 2004 - $406,000). The weighted average interest rate for 2005 was 10.38% (2004 — 8.49%). At March 31, 2005, $522,000 (December

clearly canadian beverage corporation
 1st quarter report

31, 2004, $272,000) has been drawn on this line of credit. This operating line of credit is also secured by a corporate guarantee from the Company.

Short term debt

During the three months ended March 31, 2005, the Company raised gross proceeds of $1,277,000, of which $277,000 (CA $335,000) was raised from certain directors and officers of the Company (related parties). The loans require monthly interest payments of 1% (annual rate of 12%). The debt is secured by a mortgage charge against certain of the Company’s properties and by a general security agreement over assets. The discount on the face value of the short-term debt (CA$25,000) was accreted on a straight-line basis over the initial term of the debt.

	March 31, 2005 $	December 31, 2004 $
Mortgage payable with land and buildings pledged as collateral, bearing interest at 3.60%, repayable at CA$1,101 per month, maturing in
August 2005	140	141
BG Capital Group Ltd. demand loan repayable on 90 days notice (note 11)	1,000	--
Global (GMPC) Holdings Inc. (CA$1,000,000 less accretion of CA$36,000), bearing interest of 12% per annum compounded and payable monthly,
repayable November 2005	797	789
Clearly Canadian management group (CA$335,000) (note 14), bearing interest at 12% per annum compounded and payable monthly, repayable
on demand	277	--
Clearly Canadian management group (CA$394,000) (note 14), bearing interest at 12% per annum compounded and payable monthly, repayable
November 2005	326	318

	2,540	1,248

Long-term debt

	March 31, 2005 $	December 31, 2004 $
Convertible promissory notes of CA$1,750,000, unsecured,
non-interest bearing, repayable in cash or equivalent value of
common shares at the option of the Company (see note 15(d))	1,447	1,454
Convertible debenture of CA$670,000, collateralized with a general subordinated security interest, bearing interest at 10%, interest paid monthly, the debenture units are repayable by December 1, 2006 and convertible into common shares at the option of the holder at
any time prior to repayment at CA$0.80 per share (see note 10)	508	503

	1,955	1,957

clearly canadian beverage corporation
 1st quarter report

Long-term debt maturities in each of the next five years are as follows:

	March 31, 2005 $	December 31, 2004 $
Year ending December 31,
2005	--	--
2006	1,955	1,957
2007	--	--
2008	--	--
2009	--	--

	1,955	1,957

5	Capital Stock

The Company completed a consolidation (reverse stock split) on a 1 new for each 10 old share consolidation in May 2005. Unless otherwise indicated, all numbers of shares and loss per share figures are reported on a post consolidated share basis.

	Issued	Outstanding	$

Capital Stock
Common shares - December 31, 2004	10,338,682	9,965,682	58,590
Shares issued on January 14, 2005 (note 3)	465,000	465,000	97

Common shares - March 31, 2005
– Pre Consolidated	10,803,682	10,430,682	58,687
– Post Consolidated	1,080,368	1,043,068	58,687

Warrants - December 31, 2004	815,000	815,000	165
Expired	--	--	--
Issued	--	--	--

Warrants - March 31, 2005
– Pre Consolidated	815,000	815,000	165
– Post Consolidated	81,500	81,500	165

Stock options - December 31, 2004	1,694,336	1,694,336	36
Expired	--	--	--

Stock options - March 31, 2005
– Pre Consolidated	1,694,336	1,694,336	36
– Post Consolidated	169,434	169,434	36

Contributed surplus - December 31, 2004			810
Additions	--	--	--

Contributed surplus - March 31, 2005			810

clearly canadian beverage corporation
 1st quarter report

On January 14, 2005 the Company completed a private placement of 465,000 shares at a price of CA$0.25 per share (46,500 shares at a price of $2.50 per share on a post consolidated basis). The shares were issued as part of the Company’s 1,500,000 share placement announced in December 2004.

On May 4, 2005, the Company reported that it had received confirmation that NASDAQ had processed the necessary documentation in connection with the Company’s reverse split (consolidation) on a ten (10) old for one (1) new share basis.

Also see note 11 Subsequent Events.

6	Supplementary cash flow information

	March 31, 2005 $	March 31, 2004 $

a) Items not involving cash
Amortization of property, plant and equipment	32	31
Equity component of short term debt, for shares issued	--	23
Equity component of short term debt, for warrants
issued	--	6
Interest accretion on long-term debt	27	6

	59	66

b) Changes in non-cash working capital balances related to
operations
Accounts receivable	(443)	(541)
Inventories	(176)	(39)
Prepaid expenses, deposits and other assets	15	(18)
Accounts payable and accrued liabilities	(194)	342
Customer deposits	(19)	(167)

	(817)	(423)

c) Non-cash investing and financing activities
Prior period adjustment for stock options	--	523
Related party liability reclassified to short term loan	--	(200)

	--	323

7	Segmented Information

The presentation of the segmented information is based on the way that management organizes the business for making operating decisions and assessing performance. The Company operates solely in the beverage industry and management uses geographic areas to monitor the business. The “other” segment represents sales outside North America. Management evaluates the performance of each segment based on the loss (earnings) from continuing operations.

The transactions between segments are measured at the exchange value, which is the amount of consideration established and agreed to by each segment.

clearly canadian beverage corporation
 1st quarter report

	Unaudited March 31, 2005 $	Unaudited March 31, 2004 $

Sales
Canada
Total sales	1,516	527
Less: Sales to other segments	(1,149)	--

Sales to external customers	367	527

United States
Total sales	1,361	2,729
Less: Sales to other segments	(93)	(341)

Sales to external customers - continuing
operations	1,268	2,388

Other
Sales to external customers	93	19

	1,728	2,934

Interest expense on operating line of credit and long
term debt
Canada	55	19
United States	9	12
Other	--	--

	64	31

Amortization
Canada	32	13
United States	--	18
Other	--	--

	32	31

(Loss) earnings for the period before income taxes
Canada	(164)	(164)
United States	(717)	(333)
Other	--	--

	(881)	(497)

clearly canadian beverage corporation
 1st quarter report

	Unaudited March 31, 2005 $	December 31, 2004 $

Assets
Canada	3,567	2,695
United States	729	1,043
Other	28	28

	4,324	3,766

Assets held for Sale
Canada	413	415
United States	--	--
Other	--	--

	413	415

Total Assets	4,737	4,181

Property, plant and equipment additions
Canada	--	2
United States	--	42
Other	--	--

	--	44

8	Related party transactions

In the ordinary course of business, the Company enters into transactions with related parties. All related party transactions are recorded at their exchange amounts.

During the three months ended March 31, 2005, the Company paid $55,000 for the lease of its office premises to a limited partnership in which certain directors of the Company and a company with common directors own limited partnership interests.

As at March 31, 2005 included in short term debt is CA$729,000 owing to certain directors of the Company. A personal letter of credit in the amount of CA$101,000 (US$84,000) has been pledged by certain directors of the Company.

9	Consulting contracts

The Company has contracts for terms of three to five years with certain senior officers, directors or companies controlled by them. These contracts require the Company to pay consulting fees totalling approximately $554,000 per year. The contracts also require the Company to assume certain monetary obligations to the senior officers, directors and/or companies controlled by them in the event of termination of the contracts by the Company without cause.

During 2001, the shareholders approved the amendment of certain consulting contracts to reduce the ongoing fees payable. In exchange, the Company paid to the companies controlled by the applicable directors/officers a total of $418,000 in cash and $64,000 in common shares of a publicly traded company. The Company is recognizing the expense related to the deferred charge over five years, the term of the original contracts. During the period the Company expensed $29,000 of the deferred charge, recorded $96,000 as a current prepaid item, leaving a balance of $89,000 as long-term prepaid contracts.

clearly canadian beverage corporation
 1st quarter report

10	Cumulative translation account

Unrealized translation adjustments, which arise on the translation to United States dollars of assets and liabilities of the Company’s Canadian operations, resulted in an unrealized translation gain of $13,000 for the period. The movement in the translation adjustment in the current period reflects the change in the exchange rate between the Canadian dollar and the United State dollar.

11	Subsequent events

a)	Clearly Canadian held its annual and special general meeting of shareholders on April 29,2005 in Vancouver, Canada. The Company subsequently reported that all of the resolutions put forth at the meeting were favourably passed by the shareholders. In light of such shareholder approvals, the Company has proceeded with matters related to its corporate restructuring, which involve the following key components:

i)	the consolidation of the Company’s common share capital on a ten old for one new share basis (effective May 2, 2005);
ii)	the conversion of the US$1,000,000 loan from BG Capital Group Ltd. (“BG Capital”) into preferred shares and the subscription by BG Capital for an additional US$1,000,000 of preferred shares (completed as of May 5, 2005);
iii)	the reduction of the size of the Company’s board of directors from eight to five directors, with the appointment of three nominees of BG Capital (effective May 5, 2005); and
iv)	a brokered private placement of US$1,010,000 of post-consolidated common shares of the Company at a price of US$1.00 per share with Standard Securities Capital Corporation (completed as of May 16, 2005) and a non-brokered private placement of $2,065,000 of post-consolidated commons shares of the Company at a price of US$1.00 per share (completed as of May 25,2005).

b)	On May 4, 2005, the Company reported that it had received confirmation that NASDAQ had processed the necessary documentation in connection with the Company’s reverse split (consolidation) on a ten (10) old for one (1) new share basis. Accordingly, effective May 5, 2005, the shares of the Company began trading on OTCBB on a post-consolidated basis under the new trading symbol of CCBEF.

c)	The Company’s voluntary de-listing from the CNQ became effective as of the close of business on May 6, 2005.

EXHIBIT 2

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS

I, Douglas Mason, the Chief Executive Officer of Clearly Canadian Beverage Corporation, certify that:

1.	I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 “Certification of Disclosure in Issuers’ Annual and Interim Filings”) of Clearly Canadian Beverage Corporation (the issuer) for the interim period ending March 31, 2005;

2.	Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.	Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.	The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a)	designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

(b)	designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

5.	I have caused the issuer to disclose in the interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

Date: March 30, 2005

Signed “Douglas Mason”
Douglas Mason
Chief Executive Officer

EXHIBIT 3

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS

I, Sead Hamzagic, the Chief Financial Officer of Clearly Canadian Beverage Corporation, certify that:

1.	I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 “Certification of Disclosure in Issuers’ Annual and Interim Filings”) of Clearly Canadian Beverage Corporation (the issuer) for the interim period ending March 31, 2005;

2.	Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.	Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.	The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a)	designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

(b)	designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

5.	I have caused the issuer to disclose in the interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

Date: March 30, 2005

Signed “Sead Hamzagic”
Sead Hamzagic
Chief Financial Officer